SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On August 23, 2007, Korea Electric Power Corporation (“KEPCO”) cancelled its plan to buy back a portion of KEPCO shares currently held by Resolution & Finance Corporation (“RFC”) by the end of 2007 for reasons related to certain ambiguities regarding the provisions on the method of buy orders for acquisition of treasury stock under the Regulation on Securities Issuance and Disclosure in Korea. In addition, Korea Deposit Insurance Corporation (“KDIC”), the parent company of the RFC, which had previously announced its plan to cause RFC to sell KEPCO’s shares held by RFC through a block trade, rejected KEPCO’s offer to subscribe for the KEPCO shares at the same share price as that to be determined for the block trade.

Incorporation by reference is made to KEPCO’s Form 6-K filed with the U.S. Securities and Exchange Commission on July 2, 2007, which is available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	General Manager

Date: August 24, 2007